 Exhibit 99.1

MEDIROM Healthcare Technologies Inc.

Successfully Appeals Nasdaq Delisting Notice

New York/March 16, 2023 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM), a holistic healthcare company based in Japan (“MEDIROM” or the “Company”), today announced that on March 15, 2023, it received a written notice from the Nasdaq Hearing Panel (the “Panel”) granting the Company’s request for continued listing on The Nasdaq Stock Market LLC (“Nasdaq”) until May 1, 2023, subject to evidencing compliance by such date with the net income standard set forth in Nasdaq Listing Rule 5550(b)(3), which requires a minimum net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years. The Company intends to file its Annual Report on Form 20-F for its fiscal year ended December 31, 2022 by April 30, 2023. If the Company is unable to meet the net income standard by May 1, 2023, it will promptly notify the Panel and provide an updated plan of compliance, at which point the Panel will reassess the Company’s continued listing on Nasdaq.

As previously disclosed, on December 28, 2022, the Company received a written notice from Nasdaq notifying the Company that, based upon the Company’s non-compliance with the $35 million market value of listed securities requirement set forth in Nasdaq Listing Rule 5550(b)(2) as of December 27, 2022, the Company’s American Depositary Shares, representing common shares of the Company, were to be suspended from trading on and delisted from Nasdaq. The Company requested a hearing before the Panel to appeal the delisting determination, which hearing was granted and held on February 16, 2023.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 312 (as of January 31, 2023) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. MEDIROM hopes that its diverse health related services and products offering will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the Company’s belief that it will meet the net income standard set forth in Nasdaq Listing Rule 5550(b)(3).

The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, including the risk that the Company may not timely file its Annual Report on Form 20-F for the year ended December 31, 2022, the risk that the Company may not otherwise timely evidence its compliance with the applicable Nasdaq listing requirement for continued listing, or at all, and the risk that Nasdaq may not ultimately grant the Company relief from delisting, among other risks and uncertainties. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

■Contacts

Investor Relations Team

ir@medirom.co.jp

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